EXHIBIT 11
COMPUTATION OF PER SHARE EARNINGS
(Dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
BASIC
Average shares outstanding	93,500,491	91,688,231	93,239,292	91,238,444
Net Income	$46,546	$39,831	$187,177	$165,400

Per share amount	$0.50	$0.43	$2.01	$1.81

DILUTED
Average shares outstanding	93,500,491	91,688,231	93,239,292	91,238,444

Effect of dilutive securities based on the treasury stock method using the average market price if higher than the exercise price	876,446	1,133,113	999,121	942,569

	94,376,937	92,821,344	94,238,413	92,181,013

Net income	$46,546	$39,831	$187,177	$165,400

Per share amount	$0.49	$0.43	$1.99	$1.79